UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Topgolf Callaway Brands Corp.
_______________________________________________________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-10962
(State or other jurisdiction of incorporation or organization)	(Commission file number)

2180 Rutherford Road, Carlsbad, CA	92008
(Address of principal executive offices)	(Zip code)

Brian P. Lynch, Executive Vice President, Chief Financial Officer (760) 931-1771

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Determination

Topgolf Callaway Brands Corp. and its consolidated subsidiaries as of December 31, 2023 (collectively, the “Company”) conducted a good faith, reasonable country of origin inquiry with respect to columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”), that may be considered necessary to the functionality or production of products that the Company manufactured or contracted to manufacture for the 2023 reporting period (the “Covered Conflict Minerals”). The Company’s inquiry, as described below, was reasonably designed to determine whether the Covered Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled or scrap sources. Based on the results of that inquiry, the Company has no reason to believe that the Covered Conflict Minerals described in this Form SD originated in the Covered Countries. Therefore, the Company is not required to provide a Conflict Minerals Report with respect to the Covered Conflict Minerals.

Description of Reasonable Country of Origin Inquiry

As stated in the Company’s “Conflict Minerals Policy,” which is available under the Sustainability section of the topgolfcallawaybrands.com website, the Company is committed to responsible sourcing of materials for its products. In this regard, the Company opposes having in its products Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. It is the Company’s goal that its products be “DRC Conflict Free.” The Company’s Conflict Minerals Policy assigns responsibility and provides a framework for its efforts to achieve this goal.

The Company communicates its policies and expectations with respect to the sourcing of Conflict Minerals to suppliers in a number of ways. New suppliers are informed of the Company’s policies as part of the supplier on-boarding process. The Company also adopted a Conflict Minerals Procedure that establishes the protocol followed to survey the supply chain of Conflict Minerals in its products. The Conflict Minerals Procedure involves first determining if Covered Conflict Minerals are contained in a product, and then conducting a country of origin inquiry with respect to those minerals utilizing a Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template.

Building on the country of origin inquiry the Company reported in previous years, the Company further refined its focus by specifying the suppliers providing Conflict Minerals to downstream factories. Specified suppliers were evaluated and approved based on their use of approved smelters. The specified suppliers providing Conflict Minerals to downstream factories are audited to review relevant purchase records and physical inventories to validate that the Conflict Minerals used by these specified suppliers were responsibly sourced.

Results of Reasonable Country of Origin Inquiry

Based on the Company’s reasonable country of origin inquiry, the Company has no reason to believe that the Covered Conflict Minerals described in this Form SD originated in the Covered Countries. In this regard, suppliers generally indicated that the Covered Conflict Minerals (tin and tungsten) in their supply chains are sourced from outside the Covered Countries, primarily from sources local to their manufacturing operations in China, and none indicated that the Covered Conflict Minerals originated in the Covered Countries.

Conflict Minerals Disclosure

The Form SD filed for the calendar year ended December 31, 2023 is available at www.topgolfcallawaybrands.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TOPGOLF CALLAWAY BRANDS CORP.

/s/ Brian P. Lynch
By: Brian P. Lynch
Title: Executive Vice President, Chief Financial Officer
Date: May 24, 2024
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